Filed by Lockheed Martin Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Lockheed Martin Corporation

(Commission File No. 001-11437)

The following is a transcript of a webcast presentation by Executive Vice President and Chief Financial Officer Bruce Tanner at the 2016 Barclays Industrial Select Conference on February 18, 2016.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

CORPORATE PARTICIPANTS

Bruce Tanner Lockheed Martin Corporation - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Carter Copeland Barclays - Analyst

PRESENTATION

Carter Copeland - Barclays - Analyst

All right. Good morning, everyone. Back to A&D with defense companies today, more so than yesterday, and to that end we’ve got the largest one in the world here. I’m pleased to be joined by Lockheed Martin’s CFO, Bruce Tanner, who is a regular feature of this conference and we really appreciate that. Obviously, Lockheed’s been an incredibly popular and successful stock, so lots of questions I think we’d like to get through.

Before we get started, I just wanted to ask our two upfront audience response questions. Question one: Do you own this stock currently? Yes, overweight; yes, equal weight; yes, underweight; or not at all. You go ahead and answer.

Jerry, I know you own it. All right; several owners in the room, actually, more than we’ve had in the past couple years.

And the second question: What’s your general bias on the stock right now? Positive, negative, neutral. Go ahead and answer.

I think, Bruce, you’ll find this a total 180 from five years ago when we started taking this data. All right, 50%, more than half the room positive; so clearly a trend consistent with what we’ve seen so far.

I want to start off for a high level. I know Bruce will make a couple of introductory comments. But welcome; I know you’ll go through the forward-looking statement, but I want to start us off with big-picture question about the portfolio, the transitions that the Company made last year with acquisition/divestiture decisions, what that means from a high level in terms of strategy, the Company’s direction.

Obviously it was big transactions like that, given your incentive compensation structure at the Corporation, are big decisions because you have to take a hit on some of that stuff. What are you trying to build with those transactions and those moves last year, this year, as you go through that transition? I think we’ll start with that.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Sure. Maybe before I answer that, Carter — and thanks for the welcome and thanks for the introduction. But I would like to give — I don’t expect you to read this, but it is our forward-looking statement. I could be making some forward-looking projections, and actual results may differ from those forward projections.

With that, last year was a really interesting year because we didn’t go into 2015 necessarily expecting to do all those moves, Carter. I’ll just be honest with you.

The Sikorsky transaction came up. That property wasn’t available for decades, right? Just was not available.

It was one that we had worked very closely with for about 40 years, with parts of Lockheed Martin, providing mission systems on those helicopters. So a very familiar company to us.

When it became available from an acquisition, we looked very, very deeply at it and thought it had some interesting synergistic benefits to the Corporation. We very much believed that we could be a better owner of Sikorsky than the previous owner, and so we made that transaction.

At the same time — and it was purely coincidental, frankly, but they just happen to culminate at the same time — we also announced the divestiture of a pretty large portion of our government services and IT business, IS&GS. The way I think of that, Carter, is we’re kind of — if you just look at the results that we’re expecting for the full-year 2015, they’re both about $5 billion in revenue businesses, IS&GS and Sikorsky. But the nature of the businesses is totally different.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

Sikorsky is a long-cycle platform business. IS&GS is a very short-cycle, predominantly people-driven business.

The IS&GS market space is, I would say, ultracompetitive at this point in time and arguably low barriers to entry. That’s not to say that Sikorsky’s marketplace is not competitive, because it is; but there’s only a handful of companies in the world that can build helicopters of the nature that Sikorsky does.

And one of the more fascinating things, at least as I look at the business, just to emphasize the long-cycle nature of it, is — so IS&GS, $5 billion a year currently in sales in 2015; it has about $5 billion in backlog. So every year it basically has to regenerate itself.

Sikorsky, $5 billion in sales this year, almost $16 billion in revenue.

Carter Copeland - Barclays - Analyst

Backlog?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

In backlog, excuse me. So there is — that’s one of the benefits that we believe of doing this transaction now. And the synergies that we think we can create with that is we have an opportunity to retain more of those synergies over the backlog period of Sikorsky’s future sales and obviously within IS&GS. So dramatic change in terms of the composition of the Corporation. And arguably I think this benefits both IS&GS and now Leidos, to combine that organization together, as equally to what we expect to have the benefits derived from the Lockheed Martin Sikorsky integration.

So a win-win-win from our perspective. I think both businesses are better positioned now to be more successful in the future than they were going into 2015.

Carter Copeland - Barclays - Analyst

Is there a different mindset or something learned as part of this? I can remember for much of the last decade there was the tag line: We’re the largest IT provider to the US government. Right? Obviously that will no longer be the case.

But there is a realization that, hey, look, we’re a platform company and we’re a good platform company. This is what we do. This is what we want to leverage.

We want to change direction and leverage that more so in the future. Is there an underlying decision there to do that?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

I’ll speak for myself here. There may be different views within the Corporation, but I’ll say that’s not exactly the way I looked at it, to be honest with you.

Carter Copeland - Barclays - Analyst

Okay.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

I tell people very sincerely, if you asked me: Would I rather be $50 billion company with IS&GS and have that portfolio growing into the future as part of Lockheed Martin? I’d say yes; I’d love to have that — if it performed and if the market was the way it was three, four years ago even. But the market’s changed.

I love that business. It’s a very high return on invested capital business; there’s low capital expenditure requirements; low IRAD requirements. It’s very good from a cash to earnings conversion perspective.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

So there’s a lot of things that I like about that business, but the environment had changed dramatically to the point where — this push to get more LPTA, lowest priced technically acceptable, sorts of business, where your past performance wasn’t as important as simply the cost that you were bidding on the future performance. That took a lot of what I think we were really, really good at within IS&GS off the table for winning new business.

So when that happened — not because it wasn’t a platform business. But when that happened I think we had to do a reevaluation of that business.

I’ll tell you, we looked at IS&GS for probably the better part of a year and tried to decide: Could we structure this within the Corporation to be successful? Well, the first question we had to ask our self was: The current marketplace, is this the way — is this a temporary phenomenon because of budgetary pressures, or is this a long-term situation?

And our conclusion — right, wrong, or indifferent — was this was not temporary. This was going to be the way it was going to be for quite some time. Therefore being as cost competitive in this marketplace and maybe not as, I’ll say, worried about past performance, technical differentiation on the capabilities didn’t seem to matter as much, that influenced our decision.

That said that we probably needed to align this business to where it can be much more cost competitive. We evaluated: Could we do that internal to the Company? And our conclusion was, the way we run the business was just — it wasn’t going to be a good fit. If that was the marketplace and that’s how the marketplace was going to reward players in the market, then we probably were not the best owner of this business. And there was not a lot of structural things we could do to get to that point.

As I said earlier, Sikorsky was fortuitous. It kind of happened; it wasn’t a — I wish I could tell you the strategic version was: We’re going to swap this and bring on this platform business because we’re more platform-centric.

Carter Copeland - Barclays - Analyst

It’s just coincidental.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

It was a lot of luck and timing, and it all fell together at the right time for us. Now having said that, I think Sikorsky does bring a lot of customer sets, a lot of capabilities that we are very, very familiar with in the Corporation. And arguably more parts of the rest of Lockheed Martin Corporation can contribute to the success of Sikorsky than could contribute to the success of IS&GS.

You think of all the incredible technical prowess we have at the Skunk Works for instance in Aeronautics. What can we do to engage the Sikorsky folks with our Skunk Works folks, which has not been done in the past? There are some really interesting dynamics that we think, now that we own the business, we can use to our advantage and to Sikorsky’s advantage to help this business grow in the future.

Carter Copeland - Barclays - Analyst

That’s great. That’s great. I want to use the next question to guide the discussion, but if you’ll pull up question number six: What do you see as the most significant investment issue for Lockheed Martin? Core growth, margin performance, capital deployment, or execution strategy. Go ahead and answer.

All right. All right, so margin is a notable uptick from what we’ve seen in prior years. Clearly up to the mid high 40%s from the teens.

So maybe let’s talk about that. Obviously there’s a lot of transition in the portfolio in terms of programs. Some that are maturing, some that are mature. Clearly we know about the F-35 within Aeronautics.

But maybe talk about a development work perspective versus mature production work, and how that trends over the next couple years, and what that means for the margin profile of the Corporation.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Like, this is always an interesting perspective when we see that, what you see on the screen there, with the margin performance being the biggest investment issue. I’m not trying to dismiss margins at all; margins are important. But I think you have to dig deeper than just the GAAP reported margins, if you will, to understand the economics of the Corporation.

Carter Copeland - Barclays - Analyst

Right.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

So I’ll give you just a couple of examples there. Probably the easiest example I can cite is — well, I’ll jump on this one first. Within the Space Systems company, when we created the joint venture that’s now United Launch Alliance, 50-50 ownership between ourselves and Boeing, we actually had a deferred gain associated with the assets contributed. Think of it as about $40 million a year noncash that was actually increasing the margins of Space Systems for the last 10 years or so.

2016 is the last year that we’re going to get that deferred gain. It ends at the end of 2016. So reported earnings in 2017 for Space Systems company are going to be down $40 million.

Carter Copeland - Barclays - Analyst

And they’re equity earnings.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

And they’re equity earnings. Has nothing to do with the cash flow, has nothing to do with the economic valuation of Space Systems company. But yet you’re going to see a downer there.

If you just look at the margins this year for the Corporation, we’ve got about $375 million earnings decrement for primarily the intangible amortization associated with Sikorsky, the conforming accounting, and also a little bit of carryover restructuring efforts from Sikorsky that were announced prior to our acquisition. $375 million a year.

Those accounting adjustments will minimize over the future pretty quickly. So we’ll have some margin bump if for no other reason than some of the conforming accounting gets smaller going forward. It’s not economic.

I keep telling people: You really need to dig through our results to get to the economic performance versus the margin performance. Because I think it’s a little bit misleading.

The best example I can give you probably is — and we’ve talked about this in prior sessions — is we have contributed mightily to our pension trust over the past few years. And there is a difference in the timing between when you contribute to those pension trusts and when you recoup those pension contributions over time.

At the end of 2015 we had about $9 billion, or a little more than that perhaps, but that have been invested in our pension trust that had yet to be recovered from our government contracts. That’s going to come back in the form of cash from operations over the next 10 years or so. That’s somewhat disconnected from the GAAP earnings per share perspective, because there is a large disconnect between GAAP earnings and cash collection on our pension.

So we’re going to have much better free cash flow and operating cash flow than you would otherwise expect with the margin deterioration that I just talked about. So we’re a little bit harder to understand probably in 2016 than we have been, because of all the adjustments we’re doing with Sikorsky.

I keep telling people: You really have to focus on the economics. And have the fundamental economics changed?

I think the best indication of that is last year we did $5.1 billion of cash, operating cash — highest level in the history of the Corporation. This year we’re guiding to $5.3 billion.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

We said we’re going to generate $15 billion over the period of 2015 through 2017. Even with the acquisition of Sikorsky, all the decrements in the earnings associated with that, even with the divestiture of IS&GS and losing the cash associated with that, we’re still committing to do the $15 billion over that three-year period.

So economics hasn’t changed and we’ve position ourselves, I believe, in a better position for growth in the future with Sikorsky. And if you look at Sikorsky’s backlog and what they’ve won, they’ve got the largest helo program in the DoD, the 53K. This is the replacement heavy-lift helicopter for the Marine Corps. We haven’t even delivered our first production helo from that.

But that’s one of the things that I liked about Sikorsky, was there are not a lot of competitions that they had to win to justify owning the business. They’ve won most everything that was to be won in the portfolio within that market space. They won the 53K, they won the Presidential helicopter, and they won the combat search-and-rescue helicopter for the Air Force. There are no other competitions right now until the future vertical lifts. So it’s a long-cycle business and they got the best position for that long cycle.

Carter Copeland - Barclays - Analyst

Just to expand on that a little bit from a risk standpoint, at least when I think about margins, part of what the accounting is trying to capture in these early contracts, though, is that there is a higher level of risk in this development work. So the reason you protect for it is because the underlying economic returns of that business aren’t as certain as the stuff you’ve been building for 20 years or something like that.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Greater variability (multiple speakers); sure.

Carter Copeland - Barclays - Analyst

And also on the pension recoveries, right? Yes, you get them back and there’s cash that comes with that. But it’s also cost that you then subsequently have to work into your rate.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Correct.

Carter Copeland - Barclays - Analyst

If I think about both of those things — which are happening, right? There’s just more volume of new stuff and there is that pension portion going into the cost structure. Is it still not fair to think that there is still somewhat of an incremental shift of the underlying economics from a risk-adjusted standpoint? Is that fair?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

I don’t know if you are picking in particular Sikorsky, or —

Carter Copeland - Barclays - Analyst

No, no, no segment.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Just in general?

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

Carter Copeland - Barclays - Analyst

I’m just trying to get at — intellectually at the VaR.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

We’re probably — we’re close to — I don’t remember off the top of my head, Carter, but we’re probably close to 60% fixed price in some of our firm fixed price business. I suspect that number gets higher, not smaller, going forward.

I think we’re on the tail end of a lot of the development contracts that you’re talking about. That’s definitely the case with the development of these F-35. I think that’s the case with the development of most of the helicopter programs within Sikorsky as well.

And frankly, the number of new start programs that would have dramatic increases in development for us going forward are not that great. The biggest one on the horizon now is the trainer program for the Air Force.

And that would be great to win that even though it brings the variability in performance that you’re talking about there. It’s great seed corn for the future for us.

But those are few and far between. And as I said, I think going forward the amount of firm fixed price business is only going to grow; and typically that is less volatile business.

Carter Copeland - Barclays - Analyst

Yes, of course.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

I always use the example of comparing the next lot of C-130 aircraft that we’ve built, 2,500 of them or so. How much variability do you expect to have in your performance of that, versus the first lot of an F-35? Totally different comparison.

So as we transition F-35 into later lots and we have C-130 program going through a multiyear now, I’d like to think that degree of variability in our performance will start to minimize, not increase.

Carter Copeland - Barclays - Analyst

Great. Just going back quickly to the acquisitions. The terms of the split off with Leidos, given the share price impacts, do you still expect that you can maintain that neutrality? And how should we think about that transaction?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Yes, just for those of you who may not have kept up with it, this is a Reverse Morris Trust to take the IS&GS business and essentially spin it into Leidos to create a new Leidos organization. On the day of announcement, that was about a $5 billion value transaction.

The way I like to characterize it, Carter — and it’s not exactly this, but it’s a lot easier to keep this in your head — is there’s like two or three fixed numbers in that deal that everyone should be aware of. One of them is the $1.8 billion special cash payment is fixed; it does not vary with stock price changes.

There is a potential working capital adjustment at the end, but that’s similar to every other transaction you ever had. But think of that $1.8 billion as, for all intents and purposes, fixed.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

And then we get 77 million shares of Leidos stock, which our intention is to do a split off and do a transaction with Lockheed Martin shareholders to basically exchange those shares for that, as opposed to spin their shares to our shareholders. So the effect of that is we’ll reduce share count by the amount of Lockheed Martin shares exchanged for the new Leidos Corporation.

And at least at the valuation at the time we did the announcement, that $5 billion —

Carter Copeland - Barclays - Analyst

Roughly equivalent.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

So think of that as $1.8 billion for the fixed special cash payment and $3.2 billion worth of equity. That $3.2 billion has come down since the date of the transaction as the market has come down; and it will change every single day the stock trades until the deal is closed, probably sometime in the late third quarter, maybe early fourth quarter.

Then there will be a 20-day exchange window to set the pricing. Or said differently or better, to set the exchange ratio to exchange Lockheed Martin shares for Leidos shares. Whatever that — the value of those 77 million shares are to Lockheed Martin, that’s the —

Carter Copeland - Barclays - Analyst

That will dictate the share count, right?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

That will take the share count down. That’s the expectation.

Carter Copeland - Barclays - Analyst

Okay, great.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Then our belief is — when we announced the deal, at the price announced when we announced the deal, or the price of the stocks when we announced the deal, that was 3.2 million shares — or $3.2 million of equity. That’s about 15 million shares at the time the deal was announced.

The share price has come down, so it’s a little less than that, obviously. But it’s still a significant slug of shares that will be removed from Lockheed Martin’s shareholder base in that time frame. Then the $1.8 billion is available to do other share count reductions on top of that.

Carter Copeland - Barclays - Analyst

Great. Very clear. Thank you for the clarification.

I want to ask the audience one more question before we shift to the top line. But it’s question number three: In your opinion through-cycle EPS growth for Lockheed Martin Corporation will be above, in line, or below peers? We’ll let you go ahead and answer.

All right. So we’ve got a lot of in lines and aboves.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

When you — I want to go high level on this. I’ve got a couple of questions here, but I’ll roll them together in one. Obviously we had the FY17 request last week; that is a first move, if you will, in how that gets set. There’s still a lot of steps to go through there, but that comes on the heels of a 2016 budget that was quite good for the industry. Clearly good for you guys with the F-35.

Maybe give us a high-level sense of how you guys feel you fit in with the strategic priorities that are outlined in that. Clearly some language out of Secretary Carter on a go-forward basis about the things that are important to them and living within the budget that they’ve been given. Maybe talk about how Lockheed Martin fits with some of those things.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Sure. I always like to characterize — we get a lot of questions about the proposed FY17 budget. I think the best analogy, and people who know me know I only give two analogies: one is sports analogies, and the other is from Seinfeld. So I’ll stick with a sports analogy here.

Carter Copeland - Barclays - Analyst

Oh, I wanted Seinfeld; come on.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

I don’t have a good Seinfeld for this; I have a better baseball analogy. If this budget process were a baseball game, we’re probably in about the third inning.

This is the first tranche or the first discussion of what the budget could be. Lots of debate will occur between now and when it’s finalized in Congress. And not everyone in Congress is an agreement that that’s the appropriate budget for the DoD, or even the split between the OCO funding and the base budget there. So a lot of moves to play out.

I think it’s interesting to take a look at that in terms of — well, we saw some hits in that budget. For instance we saw some reductions on the F-35 program, especially; I think six aircraft here in the FY17 time frame. And I’ve had questions from other sessions with investors where they said: Well, why did the Air Force cut those aircraft? The short answer is, they tried to fit within the budget that was offered up. They clearly have needs and wants and desires above that level, but they were trying to fit within that number.

I tried to look at the FY17 budget in the context of also the FY16 Omnibus Budget. If I just go back to December of last year, that’s when the FY16 Omnibus Budget occurred — not too far removed, by the way, from the FY17 budget.

Carter Copeland - Barclays - Analyst

Exactly.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

In that budget, that was the first time in the history of the program that the F-35 program actually had a plus-up in aircraft. We actually had 11 aircraft added to the FY16 budget above and beyond what the DoD asked for.

So when you net those two together, which is the way I’m thinking about it, we’re still plus five.

Carter Copeland - Barclays - Analyst

Plus five in the last two months.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

In the last two months, right. So as I said, this has yet to play out. And one of the things that has yet to play out — there’s been a lot of press about what the next four years looks like in the POM funding within the DoD as well, and how many aircraft are reduced in that going forward.

There is a lot of moving pieces and a lot of international customers who can have a say in that, within that window, Carter. And we’ll get a chance; we’ll get multiple bites at the Apple for those fiscal-year budgets going forward.

So I’m not overly concerned about where we sit here today. I do know our near-term, which is under contract today, plan and is not affected by the FY17 budget at all, is we’ll go from 53 F-35 deliveries this year to 94 F-35 deliveries in 2018. None of that tied to the FY17 budget.

So we are ramping up dramatically, in excess of double digits per year on the F-35 program, and that’s under contract today. That’s in the backlog.

Even with the reductions, if they stay in the numbers that were talked about there, it’s still a very significant ramp up on that program. I think the more ramp-up we have with the US government, the lower the pricing gets for everyone, and the better opportunity we have to sell international F-35s. So there is the chance, even if those reductions hold, that some international customers can backfill even in the time frame we’re talking about there.

Carter Copeland - Barclays - Analyst

Do you think we’re moving more toward an environment where the F-35 is less of a billpayer than it’s been over the last — I mean, we were sitting in here talking to Northrop yesterday and we thought we’d be at 160 airplanes a year or something by now. But it was an easy strategy for the DoD to take from the F-35 to protect elsewhere.

But now that your development work is getting to its end, right, and we’ve had IOC on at least one variant, now that the customer has it in their hands, do you think we’re finally moving to that point where the strategy of rob the F-35 to fund everything else is getting past that?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Yes. I think in fairness, if I’m trying to play this down the middle, it wasn’t just used as a billpayer. There were issues on the program. There were developmental issues that were our causing — some of our supply chain’s causing.

So it wasn’t, we’re just going to use a well-performing, no issue in the development program but large dollars, to fund other programs. There were legitimate reasons, I would argue, to maybe slow down or delay the production ramp-up.

Some of those came to fruition; some of those didn’t come to fruition, some of those concerns about that. But it wasn’t just to be used as a billpayer for billpayer’s sake, I would argue. There was also the performance side of it.

I think those performance issues — I’ll knock on wood here — are for the most part behind us and in some cases well behind us. Not to say something couldn’t happen that would surprise us tomorrow, because the development program is still not finished. But I think most of those are behind us.

And I think most everyone in the Pentagon and definitely Congress understands the importance of getting up to rate and the value of that economic perspective of getting the price of those aircraft down. So if there are really two reasons why the F-16 — or F-35 was cut at this point, one for performance and one as a billpayer as you said, I think the performance is off the table. And I think the billpayer makes less sense going forward than it did in the past.

Carter Copeland - Barclays - Analyst

Yes. A very honest answer, so thank you for that. When you think about that performance element and the implications for margins, the Corporation’s biggest program, you’ve talked a lot about the margins on that program being dilutive to the segment but on a path to get to where you normally expect those to be.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

When you look at the performance milestones associated with that ramp over the next couple of years, where are the biggest opportunities to make those upward steps? Because they’ll come with cumulative corrections along the way. Are those — do you need to get to rate and get to some of those higher rates and stay there and kind of bang that out of the production system? Or can it happen earlier than that?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Yes. The way I like to think about how we’re getting to the cost that we’d like to get, and therefore the pricing that we would like to get and the margin stability we’d like to get, probably 80% of the reduction in an aircraft’s cost is associated with learning curve. It’s just — if you give us the right number of aircraft and the right ramp of those aircraft, you should expect just from learning-curve dynamics to have a price reduction of the aircraft, of what we’re shooting for.

20% is left to us to do investments, to — I’ll remind you: We won the development contract on the F-35 in the year 2000, so we’re 16 years into this program.

And the plan — and just think of manufacturing capabilities, such a thing as direct manufacturing and some of the composite materials and some of the techniques for doing composite materials have changed dramatically over that 16-year period. So some of the ways we had intended to build the aircraft, we think there are better ways to do that today, a better technology. And that’s where that 20% I think comes in, as doing that at the right time with the right investments, with the right — not just from Lockheed Martin’s perspective, but also on our supply chain.

That’s what we’re focused on right now is getting than 20% right. If we do that right, we’ll be fine.

I think everyone will like the price of the aircraft. I know the joint program office of the F-35 program threw out a number not too long ago relative to the F-35 with engines being somewhere in the $80 million to $85 million range. That’s right in line with our expectations.

I’ll tell you, when that aircraft sells for that price with the capabilities it has, there is no better aircraft in the world competitively than that aircraft with those capabilities at that price.

Carter Copeland - Barclays - Analyst

Fantastic. One of the things that’s come up in discussion has been the accounting change that will impact the F-35, the GAAP revenue recognition change. Is there any risk — I know that some of the other folks have been talking about that, that’s still in review. Is there any risk that that won’t allow you to do POC, percentage of completion or cost-to-cost versus units of delivery, which is what you would currently transition to?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Yes, I think the short answer is no. We don’t see any risk there.

I mean the expectation is this is the new revenue recognition methodology that comes out in 2018 or 2019 time frame. Industry has worked that very, very hard, and I think we’re right in line with what we expect to come out of that, which is POC, cost-to-cost.

The reason that’s important — not to get too much into the accounting — but our methodology is that when you convert from low-rate production to full-rate production, we normally transfer the accounting methodology for recording that from a POC cost-to-cost; which means basically as you incur cost, that equals your cost of sales, and you put an earnings accrual rate on top of that and that becomes your sales.

We would transfer that to what we call units of delivery basis and essentially recognize the sales of the aircraft upon delivery, 100% of the sale. So nothing during the work in process, if you will.

That would have caused a fairly dramatic reduction in our revenue as we transition, only because we’ve never had a program like F-35 where even in low rate we’re talking potentially 100 aircraft at, quote, low rate. Therefore the drop between POC cost-to-cost would’ve been dramatic. This revenue recognition change actually makes that much more seamless for our investors.

Carter Copeland - Barclays - Analyst

That’s great.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

It’s a whole lot easier to tell the story of Lockheed Martin and the F-35 program under the new revenue recognition approach than it would’ve been under our old approach.

Carter Copeland - Barclays - Analyst

That’s great. I want to ask another question before we switch gears to cash here. But question number four: In your opinion, what should Lockheed Martin do with excess cash? Go ahead and answer.

All right. You guys have been big dividend payers for the last several years, and that was a key differentiator I think for the Corporation, but also share repurchase is a big part of this. So I think that’s clearly consistent with where you’ve been.

You mentioned the $15 billion of operating cash. You clearly look like you’re on a path to do better than that.

One of the things, again, I think that we’re thinking about from a broader industrial sense and a broader market sense is asset returns. Clearly the pension plan is important in that respect, because last year wasn’t a great year for pension returns and we haven’t started out that great this year.

You said — I guess it was a year ago, a little more than the year ago — that you guys would have a three-year holiday when the PATH, the legislation, passed. When you look at the sensitivity of the plans to asset performance, is that still the case and still have the same commitment to capital deployment that you said in the past?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Yes. Just to be clear, what we said a year ago I think on the January call in 2015 was because, as Carter said, this new pension legislation that got passed actually with the Highway Transportation Bill, of all things, but it changed the funding requirements for pension, that we expect to not have to make contributions to our pension plan for a three-year period. I referred to it as a three-year pension funding holiday. So for 2015, 2016, and 2017 our expectation was zero pension contributions.

Now in the year 2015, as Carter said, our return on our pension plan was actually negative. It was like a little less than — it was, I guess, about 1.5% or 2% loss as opposed to the 8% long-term return that we premised there. Even with that and even where we sit here today, where we are in 2016 with the asset returns today, still no requirements to fund in 2016 or 2017.

Now what is happening is the funding requirement in 2018 probably got higher. But still no requirements here in 2016 or 2017.

The flip side of that higher requirement to fund, though, is we also will get higher recoveries, because you price that in your business on your government contracts. So we’ve got time to do that; but that near-term window hasn’t changed a bit, even with asset returns we’ve seen.

Carter Copeland - Barclays - Analyst

All right. Good to know. Did the change — just to expand on that — in the past you’ve made voluntary pre-funding payments to get out ahead of that at periods of time. Does that change that calculus at all, if we’re sitting here six months from now and the market hasn’t improved?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Yes, I’m speculating at this point, but I would say I don’t expect that, Carter. I don’t expect it in either 2016 or 2017.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

Carter Copeland - Barclays - Analyst

That’s great. I want to give the audience a chance to ask questions if there are any out there. Yes, no, maybe? Late night last night, maybe? No?

I want to ask a question about OPTEMPO. Clearly there are some hotspots in the world where you sell products that are being consumed. Wonder if you could talk about how much that impacted the results in 2015, what the expectation is for that in 2016, and some general variabilities around that.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Yes. We tried to talk about that actually as we teed up 2016’s outlook in October of last year, and I talked a little bit about this in the earnings call in January as well. What we had expected to see in 2016 was a drop-off of some of our consumable products, particularly out of Missiles and Fire Control, so HELLFIRE missiles, ATACMS missiles, the Guided Multiple Launch Rocket System, those sorts of weapons systems.

We expected those to go down primarily because there was, as you said, a lowering of the OPTEMPO primarily with the US forces there. That led to some of the reduction that we talked about in Missiles and Fire Control both from a top line and a bottom line, because that’s very short-cycle business and we’ve got a lot of that, and the pricing of that was such that it was higher-margin business for us as well for that period of time. So that’s one of the reasons why we saw some margin compression in 2016 compared to 2015 for Missiles and Fire Control.

What we’re seeing, which was not expected, is there’s more international demand now for some of those products, particularly out of the Middle East customers, particularly as they’re taking actions in a coalition effort against the forces in Yemen. So we’re seeing actually a slight uptick in that opportunity there.

It’s not enough to offset the US OPTEMPO reduction, as you described, Carter. But that’s higher than probably what I was expecting in October — or January for that matter — compared to what we expect now for the rest of the year.

Carter Copeland - Barclays - Analyst

Good color. I want to ask another one of the audience.

In your opinion — this is question number five — on what multiple of 2016 earnings should Lockheed Martin Corporation trade? I’ll let you go ahead and answer. I think Jerry will — if there is an over 21 times, I bet I know who it is.

All right. We’re kind of bunched up — actually not that dissimilar from last year — right around half the audience in 16 to 18.

Maybe P/E, to your point, isn’t the right way to think about the economics.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

I’m not sure GAAP E is the right way to look at us. If you look at our free cash flow per share, it’s significantly higher than our GAAP earnings per share, and will be for some time because of that pension effort.

Carter Copeland - Barclays - Analyst

If you look at the growth profile of those two over the next five years, how do they compare to one another in general terms?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Actually I think our GAAP EPS will probably catch up more so than the growth rate of our free cash flow per share.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

Carter Copeland - Barclays - Analyst

They sort of normalize to one another?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Yes, they’ll get where they’ll make more sense to use, I’ll say, GAAP earnings as a valuation tool as opposed to what I’m suggesting, which is more free cash flow right now.

Carter Copeland - Barclays - Analyst

That’s great.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Because they’ll get aligned for that reason.

Carter Copeland - Barclays - Analyst

Well, because of the harmonization —

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Exactly.

Carter Copeland - Barclays - Analyst

— as all the pieces come together at once.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Right.

Carter Copeland - Barclays - Analyst

One is that? Sort of a 2019, 2020?

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Yes, it never unfortunately quite gets completely aligned. It’s probably more like 2020 time frame, yes.

Carter Copeland - Barclays - Analyst

Okay, great. I know we’re in our last minute here, and I want — for the purposes of having the differentiated data for Defense, the question seven, which for all of our industrial companies we’re trying to ask here.

But in your opinion, how well is Lockheed Martin positioned for the new normal economy, defined by a strong dollar, low commodity prices, slow EM? Go ahead and answer.

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FEBRUARY 18, 2016 / 02:05PM GMT, LMT - Lockheed Martin Corp at Barclays Industrial Select Conference

I think we are collecting the most insulated industrial subsegment in the conference here: 88 and 12. I think it’s exactly the same numbers we saw for Northrop yesterday. So if you’re looking for safe growth, I think we’ve found the place to find it.

With that we’ll close everything up. Bruce, thank you as always for joining us.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Thanks for having us.

Carter Copeland - Barclays - Analyst

Thank you all for joining us.

Bruce Tanner - Lockheed Martin Corporation - EVP, CFO

Thank you.

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Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Lockheed Martin Corporation’s (“Lockheed Martin”) and Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of either company will be realized. This document also contains statements about Lockheed Martin’s agreement to separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Lockheed Martin’s or Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Lockheed Martin’s or Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Lockheed Martin and Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Lockheed Martin’s annual report on Form 10-K for the year ended December 31, 2014 and in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in their quarterly reports on Form 10-Q which are available on the respective companies websites at http://www.Leidos.com (Leidos) and http://www.lockheedmartin.com (Lockheed Martin) and at the SEC’s web site at http://www.sec.gov. Neither Lockheed Martin nor Leidos assumes any obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies websites at http://www.Leidos.com (Leidos) and http://www.lockheedmartin.com (Lockheed Martin).

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.